100 Pearl Street Hartford, CT 06103	800.248.7971	VIRTUS.COM

February 10, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:  Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust (formerly Virtus Alternatives Trust I) (the “Registrant”)

File Nos. 333-191940 and 811-22906

Dear Ms. Dubey:

Thank you for your letter dated November 27, 2013 regarding the initial registration statement filing on Form N1-A for the Registrant filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2013. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanation for such comments, as requested. These changes are reflected in a pre-effective amendment filed concurrently with this letter.

Comment 1:  We note that much of the information in the fee and expense tables are incomplete. Please provide us with the details of each fund’s fees and expenses as soon as they are available.

Response 1:  We have added the requested disclosure.

Comment 2:   For clarity, please revise the caption in the fee table “Dividends on Short Sales and Interest Expense” to read “Dividends and Interest Expense on Short Sales”.

Response 2:  We have made the requested change.

Comment 3:   Please add a caption to the fee table (immediately following the Acquired Fund Fees and Expenses caption) for “Total Annual Fund Operating Expenses” to show the amount of the operating expenses before the expense reimbursement. See Instruction 3(e) to Item 3 of Form N-1A.

Response 3:  We have added the requested disclosure.

Comment 4:   Note (c) of the fee table explains that the Management Fees shown in the fee table are higher than the contractual amount of such fees that are set forth in the Investment Advisory Agreement because the Management Fees are based on Managed Assets, which include borrowings. Inasmuch as it appears that each fund intends to engage in borrowings, please confirm that the fee table includes in “Other Expenses” an estimate of the costs of borrowing. In addition, please disclose in each fund’s Principal Investment Strategies that the fund may engage in borrowing. Finally, please disclose the risks of borrowing in each fund’s Principal Risks.

Response 4:  We have removed Note (c) of the fee table, as we do not anticipate borrowings at this time.

Comment 5:   In note (e) of the fee table for the Income Fund, please disclose who can terminate the expense reimbursement arrangements and under what circumstances. See Instruction 3(e) to Item 3. Also, please confirm to us that the date in note (e) that is currently in brackets will be a date that is at least one year from the effective date of the registration statement. In addition, please confirm to us that each expense reimbursement agreement is filed as an exhibit to the registration statement.

Response 5:  The disclosure currently states “Following the contractual period, the adviser may discontinue these expenses reimbursement arrangements at any time.” Since Board approval is not required and there is no set time limit

Securities distributed by VP Distributors, LLC

Anu Dubey

February 10, 2014

or expense level that must achieved prior to the adviser deciding to remove an expense limit, we believe this statement to be compliant with the referenced instruction. We therefore have not made any revisions in response to this comment.

We confirm that the date through which the expense reimbursement arrangements will be contractual will be at least one year from the effective date of the registration statement. It is our practice to file expense limitation agreements with our funds’ registration statements, and we will do so in a future amendment to the Trust’s registration statement.

Comment 6:   In the fees and expenses table of the Total Fund and the Real Assets Fund, please consolidate notes (e) and (f) into a single footnote since both notes disclose information about fee waivers and are associated with the same caption in the fee table. With respect to the disclosure in note (f), please also disclose (i) who can terminate the management fee waiver and under what circumstances (see Instruction 3(e) to Item 3); and (ii) any ability of the fund's investment adviser to recoup waived expenses.

Response 6:  We have made the requested changes.

INCOME FUND

Investment Objective (p. 3)

Comment 7:   The disclosure states that the fund has investment objectives of current income and total return. Because the fund’s name includes the word “income”, please revise the investment objective so that the fund’s primary objective is current income. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 9.

Response 7:  We have revised the disclosure to reflect that the fund has an investment objective of maximizing current income while considering capital appreciation.

Investment, Risks and Performance — Principal Investment Strategies (p. 4)

Comment 8:  Because the name of the Trust and the name of the Income Fund include variations of the word “alternative”, the Income Fund should have an investment policy to invest at least 80% of net assets (plus any borrowings for investment purposes) in alternative investments (e.g., real estate, commodities). Please add disclosure of such a policy. See Rule 35d-1(a)(2) of the Investment Company Act of 1940 (“1940 Act”) .

Response 8:  Both the name of the Trust and the name of each fund include the phrase “alternative solution” which is intended to refer to a combination of investment strategies rather than a focus on a particular type of investment. Because the application of Rule 35d-1 is to fund names suggesting a focus on a particular type of investment, we do not believe the fund is required to have an investment policy to invest at least 80% of its assets in alternative investments and have not added one. However, we have added disclosure to explain the intended meaning of the phrase “alternative solution” in the fund’s name.

Comment 9:   The first paragraph refers to the Income Fund’s “several strategies” and “diversified set of investment strategies”. Please identify and describe such strategies with specificity. See Item 4(a) of Form N-1A.

Response 9:  We have revised the disclosure to identify and describe the fund’s strategies with specificity.

Comment 10: The second paragraph describes the Income Fund’s investments in various debt instruments. Please disclose the maturity policy for such investments.

Response 10:  We have added the requested disclosure.

Comment 11: The second paragraph indicates that the Income Fund invests in high yield bonds. Please add a reference to “junk bonds” when referring to such investments.

Response 11:  We have added the requested disclosure.

Comment 12: The second paragraph states that the Income Fund will invest in equity securities. Please disclose the market capitalization policy for such investments.

Response 12:  We have added the requested disclosure.

Anu Dubey

February 10, 2014

Comment 13: The second paragraph refers to “other forms of income-generating instruments”. Please identify what these instruments include.

Response 13:  We have removed the referenced disclosure and revised the section to identify and describe the fund’s strategies with specificity.

Comment 14: The second paragraph states that the Income Fund invests in derivative instruments. Please inform us whether the Income Fund will include derivatives within its 80% “alternative” investment policy. If so, please explain to us how derivatives will be valued for purposes of this 80% investment policy. Please also explain to us how derivatives will be valued for purposes of calculating Managed Assets to determine the Income Fund's advisory fee. We may have additional comments after reviewing your responses.

Response 14:  As stated in Response 8, the fund does not have an investment policy to invest 80% of its assets in alternative investments. Derivatives would be assets/liabilities of the Fund and therefore would be taken into account in calculating Managed Assets. The fund intends that derivatives will be valued for purposes of calculating Managed Assets in the same manner as they would be valued for purposes of the fund’s financial statements. The fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines.

Response 15: The second paragraph states that the Income Fund may engage in short sales. Please disclose the maximum extent to which the Income Fund will engage in short sales (e.g., a percentage amount).

Response 15:  We have added the requested disclosure.

Investments, Risks and Performance — Principal Risks (pp.4-5)

Comment 16: The ninth bullet on page 4 describes “Foreign Investing Risks”. Please consider adding disclosure of the risks of currency fluctuations that may arise in connection with investing in foreign securities.

Response 16:  We have added the requested disclosure.

Comment 17:  The fourth bullet on page 5 describes “Master Limited Partnership Risk”. Please consider adding disclosure of the risks of investing in the natural resources and energy sectors, as Master Limited Partnerships typically invest in these sectors.

Response 17:  We have added the requested disclosure.

Comment 18:  Please remove the brackets around the “Mortgage-Backed and Asset-Backed Securities Risk” factor as such investments are described in the Income Fund's principal strategies. Also, please describe the prepayment risk and extension risk that arises in connection with these types of investments.

Response 18:  We have removed the brackets as requested. The prepayment risk and extension risk that arises in connection with these types of investments are already referenced in this section and are described later in the prospectus in the section “More Information About Risks Related to Principal Investment Strategies”; therefore, we have not made any revisions in response to the second sentence of this comment.

TOTAL FUND

Investment Objective (p. 7)

Comment 19:  Please revise the Total Fund's investment objective to delete the reference to portfolio diversification. Portfolio diversification is a fund strategy rather than an investment objective.

Response 19:  We have revised the disclosure to reflect that the fund has an investment objective of long-term capital appreciation through investments that have a low correlation to traditional asset classes.

Investments, Risks and Performance — Principal Investment Strategies (p. 8)

Comment 20:  Because the name of the Trust and the name of the Total Fund include variations of the word “alternative”, the Total Fund should have an investment policy to invest at least 80% of net assets (plus any borrowings

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February 10, 2014

for investment purposes) in alternative investments (e.g., real estate, commodities). Please add disclosure of such a policy. See Rule 35d-1(a)(2) of the 1940 Act.

Response 20:  Both the name of the Trust and the name of each fund include the phrase “alternative solution” which is intended to refer to a combination of investment strategies rather than a focus on a particular type of investment. Because the application of Rule 35d-1 is to fund names suggesting a focus on a particular type of investment, we do not believe the fund is required to have an investment policy to invest at least 80% of its assets in alternative investments. However, we have added disclosure to explain the intended meaning of the phrase “alternative solution” in the fund’s name.

Comment 21:  The second paragraph indicates that the Total Fund invests in high yield bonds. Please add a reference to “junk bonds” when referring to such investments.

Response 21:  We have added the requested disclosure.

Comment 22: The second paragraph refers to “other forms of income-generating instruments”. Please identify what these instruments include.

Response 22:  We have removed the referenced disclosure and revised the section to identify and describe the fund’s strategies with specificity.

Comment 23:  The second paragraph describes the Total Fund's investments in various debt instruments. Please disclose the maturity policy for such investments.

Response 23:  We have added the requested disclosure.

Comment 24:  The second paragraph refers to “[h]edge fund strategies”, including “event driven, long/short equity, global macro and market neutral strategies”. Please describe what the Total Fund invests in when it pursues these hedge fund strategies. See Item 4(a) of Form N-1A. Also, please inform us whether the Total Fund will invest in hedge funds and if so, the extent to which it will do so. We may have additional comments after reviewing your response.

Response 24:  We have removed the referenced disclosure and revised the section to identify and describe the fund’s strategies with specificity. The fund does not intend to invest in hedge funds.

Comment 25:  The second paragraph indicates that the Total Fund invests in derivatives. Please describe the fund's derivative investments with more specificity, including the types of derivatives the Total Fund intends to invest in and the purpose of such investments. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. In addition, please inform us whether the Total Fund will include derivatives within its 80% “alternative” investment policy. If so, please explain to us how derivatives will be valued for purposes of this 80% investment policy. Please also explain to us how derivatives will be valued for purposes of calculating Managed Assets to determine the Total Fund’s advisory fee. We may have additional comments after reviewing your responses.

Response 25:  We have revised the disclosure to identify and describe the fund’s strategies with specificity. As stated in Response 20, the fund does not have an 80% “alternative” investment policy. Derivatives would be assets/liabilities of the Fund and therefore would be taken into account in calculating Managed Assets. The fund intends that derivatives will be valued for purposes of calculating Managed Assets in the same manner as they would be valued for purposes of the fund’s financial statements. The fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines.

Comment 26:  The second paragraph indicates that the Total Fund will invest in, among other things, junk bonds, derivatives and the natural resources sector. Please add appropriate disclosure of the risks of such investments under Principal Risks on pages 8-9.

Response 26:  We have added the requested disclosure.

Comment 27:  The second paragraph states that the Total Fund may engage in short sales. Please disclose the maximum extent to which the Total Fund will engage in short sales (e.g., a percentage amount).

Anu Dubey

February 10, 2014

Response 27:  We have added the requested disclosure.

Comment 28:  The second paragraph indicates that the Total Fund will invest in the Subsidiary to gain exposure to the commodity markets. Please respond to the following comments concerning the Subsidiary in which the Total Fund invests. Please insert the disclosures in appropriate locations in the registration statement.

a.   Disclose that the Total Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

b.   Disclose the identity of the investment adviser(s) to the Subsidiary and that each investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be filed as an exhibit to a registration statement.

c.   Disclose that the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary.

d.   Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Total Fund. The principal investment strategies and principal risk disclosures of the Total Fund should reflect aggregate operations of the Total Fund and the Subsidiary.

e.   Confirm to us that the financial statements of the Subsidiary will be consolidated with those of the Total Fund.

f.    Confirm to us that (1) the Subsidiary’s expenses are included in the Total Fund's prospectus fee table and that (2) the Subsidiary and its board of directors will sign the Trust’s registration statement.

Response 28a:  We have added the requested disclosure.

Response 28b:  We have added the requested disclosure, and the investment advisory and subadvisory agreements between the Subsidiary and its investment adviser and subadviser(s) will be filed as exhibits to the Trust’s registration statement.

Response 28c:  Although the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, the Subsidiary will comply with the provisions of Section 17 of the 1940 Act relating to affiliated transactions and custody. Additionally, the fund and the Subsidiary will utilize the same custodian, The Bank of New York Mellon. We have added the requested disclosure.

Response 28d:  The Trust confirms that the principal investment strategies and principal risk disclosures of the fund reflect aggregate operations of the fund and the Subsidiary.

Response 28e:  The Trust confirms that the financial statements of the Subsidiary will be consolidated with those of the fund.

Response 28f:  The Trust confirms that the Subsidiary’s expenses are reflected in the “Acquired Fund Fees and Expenses” line item of the fee table.

Neither the Subsidiary nor its board of directors is required to sign the Trust’s registration statement. The Subsidiary is not offering its securities in the U.S., nor is the Subsidiary a co-issuer of the fund’s securities.

The Subsidiary was organized solely for the purpose of providing the fund a non-exclusive means by which the fund may advance its investment objective in compliance with an Internal Revenue Service (“IRS”) revenue ruling, which limited the fund’s ability to gain exposure to the commodities markets through investments in commodity interests and commodity index linked notes.

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of

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February 10, 2014

letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).1 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Trust is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).2

The Trust also believes that the Subsidiary is not a co-issuer of the fund’s securities and therefore its directors are not required to sign the fund’s registration statement. The Trust is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff required the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of the Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.3

The Subsidiary’s structure is different from the traditional master-feeder structure in that the fund’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of the fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the fund’s assets are primarily invested outside the Subsidiary. It is currently anticipated that, at most, 25% of the fund’s assets will be invested in the Subsidiary. The Trust maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the fund.4 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Trust does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although the Subsidiary is not required to sign the registration statement, the Trust believes that the Commission and

1            See South Asia Portfolio, SEC-No-Action Letter (Mar. 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (Sept. 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

2            We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the fund’s assets invested in the Cayman subsidiary. For instance, the fund anticipates that up to 25% of its assets will be invested in the Cayman subsidiary. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The fund’s investment in the Cayman subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the fund’s investment objective in light of a recent IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors.

3            See Letter from Richard Breeden to the Hon. John Dingell (Apr. 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

4            See e.g., FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

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February 10, 2014

Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of fund investors. First, the Subsidiary will not be able to engage in any activity that would cause the fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, the majority of its activities, including investment management, will take place in the U.S. The Subsidiary’s books and records (except certain non-material administrative records required by Cayman law to be kept in the Cayman Islands) will be maintained in the U.S. together with the fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the U.S. with the fund’s custodian in accordance with Section 17(f) and the rules thereunder.

Investments, Risks and Performance — Principal Risks (pp. 8-9)

Comment 29:  Please revise the disclosure in this section to adequately disclose the risks associated with investments in commodity interests. See IM Guidance Update No. 2013-05, August 2013.

Response 29:  The IM Guidance Update notes that “investment strategies that employ derivatives, including commodity interests, may introduce risks in addition to those associated with investments in the cash markets…” The IM Guidance Update suggests that funds employing such strategies should “disclose material risks relating to volatility, leverage, liquidity, and counterparty creditworthiness…”

The Trust notes that the fund’s “Investments, Risks and Performance — Principal Risks” section of the Prospectus includes a “Market Volatility Risk,” a “Leverage Risk,” a “Liquidity Risk,” and a “Counterparty Risk.” In addition, a “Commodity and Commodity-Linked Instruments Risk” is also included. Because we believe the fund sufficiently discloses the risks identified in the IM Guidance Update, we have not made any changes in response to this comment.

Comment 30:  The second bullet on page 9 describes "Equity Securities Risk". The Principal Investment Strategies do not refer to investments in equity securities. Please add disclosure there of the Total Fund's investments in equity securities since investment in such securities are viewed as a principal risks of the Total Fund.

Response 30:  We have added the requested disclosure.

Comment 31:  The ninth bullet on page 9 describes "Master Limited Partnership Risk". Please consider adding disclosure of the risks of investing in the natural resources and energy sectors, as Master Limited Partnerships typically invest in these sectors.

Response 31:  We have added the requested disclosure.

Comment 32:  The tenth bullet on page 9 describes "Mortgage-Backed and Asset-Backed Securities Risk". The Principal Investment Strategies do not refer to investments in such securities. Please add disclosure there of the Total Fund's investments in such securities if investment in such securities is viewed as a principal risks of the Total Fund. Also, please describe the prepayment risk and extension risk that arises in connection with these types of investments.

Response 32:  We have removed the referenced bullet, as investment in such securities is not expected to be a principal risk of the fund.

REAL ASSETS FUND

Investments, Risks and Performance -Principal Investment Strategies (p.12)

Comment 33:  Because the name of the Real Assets Fund includes the words "alternative real assets", the Real Assets Fund should have an investment policy to invest at least 80% of net assets (plus any borrowings for investment purposes) in alternative real assets (e.g., commodities, real estate). Please add disclosure of such a policy. See Rule 35d-l(a)(2) of the 1940 Act.

Response 33:  Both the name of the Trust and the name of each fund include the phrase “alternative solution” which is intended to refer to a combination of investment strategies rather than a focus on a particular type of investment. Because the application of Rule 35d-1 is to fund names suggesting a focus on a particular type of investment, we do not believe the fund is required to have an investment policy to invest at least 80% of its assets in alternative investments.

Anu Dubey

February 10, 2014

However, we have added disclosure to explain the intended meaning of the phrase “alternative solution” in the fund’s name and we have added disclosure of an investment policy to invest at least 80% of the fund’s assets in real assets.

Comment 34:  The first paragraph refers to the Real Assets Fund's “strategies” and “diversified set of investment strategies”. Please identify and describe such strategies with specificity. See Item 4(a) of Form N-1A.

Response 34:  We have revised the disclosure to identify and describe the fund’s strategies with specificity.

Comment 35:  The second paragraph describes the Real Assets Fund’s investments in various debt instruments. Please disclose the maturity policy for such investments.

Response 35:  We have added the requested disclosure.

Comment 36:  The disclosure states that the Real Assets Fund invests in high yield bonds. Please add a reference to ''junk bonds" when referring to such investments.

Response 36:  We have added the requested disclosure.

Comment 37:  The second paragraph refers to “other instruments that can act as a hedge against inflation”. Please specify what such instruments include.

Response 37:  We have removed the referenced disclosure.

Comment 38:  The second paragraph indicates that the Real Assets Fund invests in derivatives. Please describe the fund's derivative investments with more specificity, including the types of derivatives the Real Assets Fund intends to invest in and the purpose of such investments. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. In addition, please inform us whether the Real Assets Fund will include derivatives within its 80% “alternative real assets” investment policy. If so, please explain to us how derivatives will be valued for purposes of this 80% investment policy. Please also explain to us how derivatives will be valued for purposes of calculating Managed Assets to determine the Real Assets Fund's advisory fee. We may have additional comments after reviewing your responses.

Response 38:  We have revised the disclosure to identify and describe the fund’s strategies with specificity. The fund does not have an 80% “alternative” investment policy. However, the fund will include derivatives as appropriate within its 80% “real assets” investment policy. Derivatives would be assets/liabilities of the fund and therefore would be taken into account in calculating Managed Assets. The fund intends that derivatives will be valued for purposes of calculating its 80% “real assets” investment policy as well as calculating Managed Assets in the same manner as they would be valued for purposes of the fund’s financial statements. The fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines.

Comment 39:  The second paragraph indicates that the Real Assets Fund will invest in, among other things, foreign and emerging market investments and junk bonds. Please add appropriate disclosure of the risks of such investments under Principal Risks on pages 12-13.

Response 39:  We have added the requested disclosure.

Comment 40:  The second paragraph states that the Real Assets Fund may engage in short sales. Please disclose the maximum extent to which the Income Fund will engage in short sales (e.g., a percentage amount).

Response 40:  We have added the requested disclosure.

Comment 41:  The second paragraph indicates that the Real Assets Fund will invest in the Subsidiary to gain exposure to the commodity markets. Please respond to the comments set forth in comment no. 28 above with respect to the Real Assets Fund.

Response 41:  At this time, the fund does not expect to invest in a Subsidiary; however, one of the fund’s subadvisers has requested that the fund note in its registration statement that it reserves the right to do so in the future. Therefore, please see Responses 28a-f which are also applicable to the fund.

Anu Dubey

February 10, 2014

Investments, Risks and Performance -Principal Risks (pp.12-13)

Comment 42:  The third bullet on page 12 describes “Commodity and Commodity-Linked Instruments Risks”. Please inform us why the risks of the Real Assets Fund being deemed a commodity pool are not disclosed under Principal Risks.

Response 42:  This was an oversight, and we have added the appropriate disclosure.

Comment 43:  The first, fourth and fifth bullets on page 13 describe “Loan Participation Risk”, “Master Limited Partnership Risk” and “Mortgage-Backed and Asset-Backed Securities Risk”. The Principal Investment Strategies do not refer to these types of investments. Please add disclosure there of these types of investments since the risks of such investments are viewed as principal risks of the Real Assets Fund. In addition, with respect to “Master Limited Partnership Risk”, please consider adding disclosure of the risks of investing in the natural resources and energy sectors, as Master Limited Partnerships typically invest in these sectors.

Response 43:  We have revised the disclosure to identify and describe the fund’s strategies as including investment in bank loans and master limited partnerships. We have removed Mortgage-Backed and Asset-Backed Securities Risk, as we determined that investments in such securities are not expected to be principal to the fund. We have also added the requested disclosure to Master Limited Partnership Risk.

Comment 44:  Please revise the disclosure in this section to adequately disclose the risks associated with investments in commodity interests. See IM Guidance Update No. 2013-05, August 2013.

Response 44:  Please see Response 29, which is also applicable to the disclosure for the fund.

More Information about Investment Objectives and Principal Investment Strategies (pp.16-23)

Comment 45:  Please revise the disclosure in this section to conform to plain English principles. See General Instruction B.4.(c) to Form N-IA. For example, please revise language such as “benchmark agnostic” on page 17 and “traditional convertible relative value and catalyst-driven trades” and “autocorrelation” on page 20 to be in plain English.

Response 45:  We have made the revisions requested.

INCOME FUND (pp. 17-18)

Comment 46:  The first paragraph under Subadviser 1 on page 17 states that the Income Fund may “hedge market risk through the use of liquid credit indices or equivalent investment instruments.” Please disclose how the Income Fund will hedge market risk through the use of such instruments.

Response 46:  We have removed the referenced disclosure and revised the remaining disclosure to describe the fund’s investment strategies with specificity.

Comment 47:  Under Subadviser 2 on page 17, the disclosure refers to midstream, upstream and downstream companies and market segments. Please add disclosure to clarify what each of these terms means.

Response 47:  We have removed the referenced disclosure.

Comment 48:  Under Subadviser 5 on page 18, please disclose the market capitalization policy for the Income Fund’s equity investments.

Response 48:  We have added the requested disclosure.

TOTAL FUND (pp. 19-21)

Comment 49:  Under Subadviser 3 on page 20, the disclosure states that the Total Fund employs a managed futures strategy. Please describe such strategy.

Response 49:  We have removed the referenced disclosure and revised the remaining disclosure to describe the fund’s investment strategies with specificity.

Comment 50:  Under Subadviser 7 on page 20, the disclosure indicates that the subadviser invests in preferred

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February 10, 2014

infrastructure companies. Please disclose the factors that result in a company being a preferred company in which the subadviser would invest. See Item 9(b)(2) of Form N-1A.

Response 50:  We have removed the referenced disclosure and revised the remaining disclosure to describe the fund’s investment strategies with specificity.

Comment 51:  Under Subadviser 8 on page 20, the first sentence indicates that the Total Fund invests in credit securities. Please disclose the maturity policy with respect to such investments.

Response 51:  We have added the requested disclosure.

Comment 52:  Under Subadviser 9 on page 20, the disclosure states that Subadviser 9 will primarily invest in, among other things, indexes. Please clarify how Subadviser 9 will invest in an index.

Response 50:  We have added the requested disclosure.

REAL ASSETS FUND (pp. 22-23)

Comment 53:  The first sentence under Subadviser 1 and the first sentence under Subadviser 2 each indicate that the Real Assets Fund will invest in fixed income instruments. Please disclose the Real Assets Fund’s maturity policy with respect to these investments.

Response 53:  We have added the requested disclosure.

Comment 54:  The last sentence under Subadviser 1 on page 22 states that the subadviser may hedge market risk through the use of liquid credit indices or equivalent investment instruments. Please add disclosure to identify the “equivalent investment instruments”, to explain what “liquid credit indices” are, and to explain how the Real Assets Fund will hedge market risk by using “liquid credit indices” and these instruments.

Response 54:  We have removed the referenced disclosure and revised the remaining disclosure to describe the fund’s investment strategies with specificity.

More Information about Risks Related to Principal Investment Strategies (p. 24)

Comment 55:  Please clearly distinguish between principal and non-principal risks. Also, there is some overlap between the principal strategies listed in the chart on page 24 and the “additional investment techniques” listed on page 32. Please reconcile this inconsistency (e.g., for the Total Fund, “Foreign Currency Transactions” is listed as a principal investment strategy on page 24 and as an additional investment technique on page 32).

Response 55:  We have made the requested revisions.

Additional Investment Techniques - Derivatives (p. 33)

Comment 56:  The last sentence of this risk factor indicates that a fund's use of derivatives may increase the amount of taxes payable by shareholders. Please add disclosure to explain why the use of derivatives may have this effect.

Response 56:  Although we have moved this disclosure from the “Additional Investment Techniques” section to the “More Information About Risks Related to Principal Investment Strategies” section, we have added the requested disclosure where this information now appears.

Sales Charges - Class A Shares (p. 38)

Comment 57:  The last sentence of this paragraph states that the Class A Shares pay higher dividends than Class C Shares. Please disclose why Class A Shares pay higher dividends than Class C Shares.

Response 57:  We have added the requested disclosure.

Sales Charges- Contingent Deferred Sales Charge you may pay on Class A Shares (p. 39)

Comment 58:  Please add applicable disclosure required by Instruction 3 to Item 12(a)(1) of Form N-1A regarding how deferred sales loads are imposed and calculated.

Anu Dubey

February 10, 2014

Response 58:  We have added the requested disclosure.

Your Account- Opening an Account (p. 41)

Comment 59:  The last sentence of the first paragraph instructs investors to contact Virtus Fund Services by phone for information about purchasing Class I Shares. Please replace this disclosure with a description of the procedures for purchasing Class I Shares. See Item 11(b) of Form N-1A.

Response 59:  The procedure for purchasing Class I Shares is to contact Virtus Fund Services by phone. Therefore, we have made no revisions in response to this comment.

Your Account - Step 1 (p. 42)

Comment 60:  The disclosure describes minimum initial and additional investments. Please add disclosure that shows for which share classes these minimum investment amounts apply. Also, please add disclosure of the minimum investment amount for Class I Shares.

Response 60:  We have added the requested disclosure.

How to Sell Shares (p. 43)

Comment 61:  The last sentence on this page instructs investors to contact the Transfer Agent by phone for information about selling Class I Shares. Please replace this disclosure with a description of the procedures for redeeming Class I Shares. See Item 11(c) of Form N-1A.

Response 60:  The procedure for redeeming Class I Shares is to contact Virtus Fund Services by phone. Therefore, we have made no revisions in response to this comment.

Account Policies- Annual Fee on Small Accounts (p. 45)

Comment 62:  Please add the $25 small account fee to the fee table. See Instruction 2(d) to Item 3 of Form N-1A.

Response 62:  Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have not made any revisions in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

Comment 63:  Please disclose the date of the prospectus on the cover page. See Item 14(a)(4) of Form N-1A.

Response 63:  We have added the requested disclosure.

Disclosure of Portfolio Holdings- Public Disclosures (p. 7)

Comment 64:  The disclosure describes the portfolio holdings information that “certain” funds make publicly available. Please revise this disclosure to describe the portfolio holdings information that the Income Fund, the Total Fund and the Real Assets Fund make available.

Response 64:  We have made the requested revisions.

More Information about Fund Investment Strategies & Related Risks — Foreign Currency Futures Transactions (p. 27)

Comment 65:  The fourth paragraph states that when entering into a futures contract or an option transaction, a fund will specifically designate on its accounting records any asset, including equity securities and non-investment grade debt so long as the asset is liquid, unencumbered and marked to market daily equal to the prescribed amount. Please amplify this disclosure to describe the “prescribed amount” that will be designated for this purpose. Please make this same revision to similar disclosures included for other types of derivative instruments in this section.

Anu Dubey

February 10, 2014

Response 65:  We have added the requested disclosure.

More Information about Fund Investment Strategies & Related Risks — Credit Default Swap Agreements (p. 43)

Comment 66:  The prospectus disclosure indicates that the Income Fund (page 17) and the Total Fund (page 20) will use credit default swaps. If either of these funds will write credit default swaps, please add disclosure that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response 66:  We have added the requested disclosure.

Investment Limitations — Fundamental Investment Limitations (pp. 62-63)

Comment 67:  Limitation no. (7) states that each fund may not purchase or sell commodities or commodity contracts. In light of the fact that the Total Fund and the Real Assets Fund will look through to the assets of the Subsidiaries for purposes of complying with each of the fundamental investment policies, please revise this fundamental policy to reflect that the Total Fund and the Real Assets Fund may purchase and sell commodities.

Response 67:  Limitation no. (7) states that each fund may not “Purchase or sell commodities or commodity contracts, except the Fund may purchase and sell derivatives (including, but not limited to, options, futures contracts and options on futures contracts) whose value is tied to the value of a financial index or financial instrument or other assets (including, but not limited to, securities indexes, interest rates, securities, currencies and physical commodities).”

Neither the Total Fund nor the Real Assets Fund intends to purchase or sell physical commodities or commodity contracts. The “Investments, Risks and Performance — Principal Investment Strategies” section of the Prospectus for each fund states that the fund may invest in “commodity interests and commodity index-linked notes.” These are derivatives which are specifically carved out from Limitation no. (7).

Further, the Subsidiaries also do not intend to purchase or sell physical commodities or commodity contracts. The “More Information About Risks Related to Principal Investment Strategies — Subsidiary Risk” section of the Prospectus indicates that the commodity-related instruments held by each Subsidiary are generally similar to those held by the funds. The same section further states that each Subsidiary is subject to “the same fundamental, non-fundamental and certain other investment limitations as the funds.”

Therefore, although the Total Fund and the Real Assets Fund will look through to the assets of the Subsidiaries for purposes of complying with each of the fundamental investment policies, the current language in Limitation no. (7) remains accurate. Accordingly, no changes have been made in response to this comment.

Management of the Trust - Trustee Compensation (p. 65)

Comment 68:  The last sentence states that there was no compensation paid by the Trust since the inception dates of the funds. Please revise this disclosure to show the estimated future payments to be made to directors. See Instruction 2 to Item 17(c).

Response 68:  We have added the requested disclosure.

GENERAL COMMENTS

Comment 69:  Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

Response 69:  So noted.

Comment 70:  We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response 70:  We acknowledge that the Staff may have additional comments on disclosure added or changed in pre-effective amendments, information supplied supplementally or on exhibits added.

Anu Dubey

February 10, 2014

Comment 71:  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response 71:  Not applicable.

Comment 72:  Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response 72:  The Trust has submitted an exemptive application that would permit the Trust’s adviser, subject to certain conditions and without the approval of shareholders to: (a) select both unaffiliated subadvisers and certain wholly-owned affiliated subadvisers to manage all or a portion of the assets of a fund, and enter into subadvisory agreements with such subadvisers, and (b) materially amend subadvisory agreements with such subadvisers. We have added disclosure regarding the application to the registration statement.

Comment 73:  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response 73:  We have filed concurrently with this letter a pre-effective amendment reflecting the changes discussed herein.

Comment 74:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 74:  Consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•    the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•    the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•    the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Comment 75:  Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 75:  In the event that the Trust requests acceleration of the effective date of its registration statement, we will furnish a letter at the time of the request acknowledging the referenced items.

Anu Dubey

February 10, 2014

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Sincerely,

Jennifer Fromm

Vice President, Chief Legal Officer, Counsel and Secretary

Virtus Alternative Solutions Trust